Ultimus Managers Trust

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

November 18, 2022

FILED VIA EDGAR

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Response to Staff’s Comments on Form N-1A for Ultimus Managers Trust (the “Trust”), on behalf of its series, the Westwood Quality Value Fund (the “Quality Value Fund”) and Westwood Income Opportunity Fund (the “Income Opportunity Fund”) (each a “Fund,” and collectively the “Funds”) (File Nos.) (File Nos. 811-22680; 333-180308)

Ladies and Gentlemen:

Set forth below is a summary of oral comments provided on October 31, 2022, by Alison White, Esq. of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to the Trust’s Post-Effective Amendment No. 231, filed on September 30, 2022 (Accession No. 0001580642-22-004981). For your convenience, a summary of the Staff’s comments are set out below in italics, and each comment is followed by the Trust’s response.

Prospectus

1.	In the section entitled “Fund Fees and Expenses” for the Income Opportunity Fund, please delete the last row of the fee table since there are no fee reductions.

Response: The Trust will amend the section noted as marked below:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Ultra Shares
Management Fees	0.65%
Other Expenses[1]	0.08%
Total Annual Fund Operating Expenses	0.73%
~~Total Annual Fund Operating Expenses After Fee Reductions and/or Expense Reimbursements~~	~~0.73%~~

1 “Other Expenses” are based upon estimated.

2.	In the sub-section entitled “Example” for the Income Opportunity Fund, please delete the reference to limiting expenses in the preamble.

Response: The Trust will amend the section noted as marked below:

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“The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same ~~and the contractual agreement to limit expenses remains in effect until March 1, 2024~~.”

3.	In the section entitled “Investment Adviser” on page 66 of the Prospectus, the last sentence of the fourth paragraph states, “The Base Fee and Performance Adjustment are each calculated and accrued daily based on the average daily net assets of the Ultra Shares of each Fund during the Performance Period.” Please clarify what “each Fund” means.

Response: The Trust will amend the applicable paragraph noted as marked below:

“In connection with the Adviser’s Sensible Fees™ framework, for its services to the Ultra Shares of the Alternative Income Fund, the Adviser is entitled to a management fee, which consists of a base fee (the “Base Fee”) and a positive or negative performance adjustment (the “Performance Adjustment”) based on whether, and to what extent, the investment performance of the Ultra Shares of ~~each~~ the Fund exceeds, or is exceeded by, the performance of an index hurdle (the “Index Hurdle”) over the 12-month period from November 1 of each year through October 31 of the following year (the “Performance Period”). The Base Fee and Performance Adjustment are each calculated and accrued daily based on the average daily net assets of the Ultra Shares of ~~each~~ the Fund during the Performance Period.”

SAI

4.	In the SAI, please remove language that references the Fund will cover derivative transactions through asset segregation, and revise to reflect the adoption of Rule 18f-4.

Response: The Trust will amend the second paragraph under the sub-section entitled “Description of Permitted Investments – Derivatives” as marked below:

“There can be no assurance that a derivative strategy, if employed, will be successful. Because many derivatives have a leverage or borrowing component, adverse changes in the value or level of the underlying asset, reference rate or index can result in a loss substantially greater than the amount invested in the derivative itself. Certain derivatives have the potential for unlimited loss, regardless of the size of the initial investment. Accordingly, certain derivative transactions may be considered to constitute borrowing transactions for purposes of the 1940 Act. Such a derivative transaction will not be considered to constitute the issuance of a “senior security” by a Fund, and therefore such transaction will not be subject to the 300% asset coverage requirement otherwise applicable to borrowings by the Fund, if the Fund ~~covers the transaction or segregates sufficient liquid assets (or such assets are “earmarked” on the Fund’s books) in accordance with the requirements and interpretations of the SEC and its staff. Futures contracts, forward contracts and other applicable securities and instruments that settle physically, and written options on such contracts, will be treated as cash settled for asset segregation purposes when a Fund has entered into a contractual arrangement with a third party futures commission merchant or other counterparty to off-set the Fund’s exposure under the contract and, failing that, to assign its delivery obligation under the contract to the counterpart~~ complies with new Rule 18f-4 under the 1940 Act (the “Derivatives Rule”). Under the Derivatives Rule, funds using a significant amount of derivatives are required to adopt and/or implement: (i) value at risk limitations in lieu of previous asset segregation requirements; (ii) a written derivatives risk management program; (iii)  Board oversight responsibilities; and (iv) new reporting and recordkeeping requirements. The Derivatives Rule provides an exception for funds with derivative exposure not exceeding 10% of

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its net assets, excluding certain currency and interest rate hedging transactions. In addition, the Derivatives Rule provides special treatment for reverse repurchase agreements and similar financing transactions and unfunded commitment agreements.”

The Trust will also revise the second paragraph under the sub-section entitled “Description of Permitted Investments – Risk of Derivatives – Government Regulations” to read as follows:

“On October 28, 2020, the SEC adopted the Derivatives Rule under the 1940 Act which became effective August 19, 2022. The Derivatives Rule replaced previous asset segregation requires with an updated, comprehensive framework for registered funds’ use of derivatives. Among other changes, the Derivatives Rule requires the Funds to trade derivatives and certain other instruments that create future payment or delivery obligations subject to a value-at-risk (“VaR”) leverage limit, develop and implement a derivatives risk management program and new testing requirements, and comply with new requirements related to board and SEC reporting. These new requirements will apply unless a Fund qualifies as a “limited derivatives user,” as defined in the Derivatives Rule. Other potentially adverse regulatory obligations can develop suddenly and without notice.”

Thank you for your comments. Please contact me at 513.326.3557 if you have any questions.

Sincerely,

/s/ Khimmara Greer

_______________________

Khimmara Greer

Secretary of the Trust

cc:        David James at Ultimus Fund Solutions

Thomas W. Steed III, Esq. at Kilpatrick Townsend & Stockton, LLP

Kate A. McCurry, Esq. at Kilpatrick Townsend & Stockton LLP

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